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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K
                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                      For the quarter ending June 30, 2000

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                      Form 20-F  X              Form 40-F
                                ---                       ---

                 (Indicate by check mark whether the registrant
          by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                          No  X
                                ---                        ---

              (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                 INTERTAPE POLYMER GROUP INC.
                                 ----------------------------
                                 (Registant)


August 15, 2000                  By:  /s/ Angela Massaro
                                     ------------------------------------------
                                     Angela Massaro
                                     Advertising and Investor Relations Manager
                                     Intertape Polymer Group Inc.

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                                Intertape Polymer
                                   Group inc.
                                      2000

                             Second Quarterly Report

                                     (Graph)

                            Intertape Polymer Group(TM)


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(GRAPH)


2

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                                                         Second Quarterly Report
                                                         MESSAGE TO SHAREHOLDERS

                                                     Intertape Polymer Group(TM)

Dear Shareholders,

Sales in the second quarter were $167.2 million, an increase of 25.5% over the same period last year. Quarter over quarter, sales were up approximately 3% after the elimination of the impact of the sale of IFCO. The combination of this growth in revenue, reflects the Company's continued success in the improvement of customer service, as well as solving the related IS issues which impacted IPG's fourth quarter `99. Steady progress has been made in this area and we are confident that the final segments will be in place during the third quarter.

I am pleased with the increase in gross margins from 22.6% in the first quarter to 24.3% in the second quarter. The improvement is the effect of price increases and efficiencies in our operations. Selling prices will continue to rise in the third quarter and I expect additional productivity gains throughout the organization. SG&A as a percentage of sales was 10.8%, in line with the commitment made by Management.

The fourth quarter deficiencies with our enterprise system have since been corrected. Unit-of-measure and pricing issues have been solved and we now have accurate inventory values, accounts receivables and the correct SKUs in stock. Reserves initially set up for these unforeseen errors are sufficient and no further changes are anticipated.

IPG can now return to its normal course. Cash management will be a focus over the next few months, with plans in place to reduce borrowings by a minimum of approximately US $30.0MM by the end of the year. This should be accomplished by further lowering our inventories and bringing our accounts receivables in-line with industry standards.

During the period, the Company continued to make productivity gains in the Columbia, South Carolina facility. Additional new equipment will be installed and is expected to be completely operational by the end of the year. At that point, the Columbia operation will be capable of increasing production and decreasing waste.

Now the key is to "re-motivate" the sales force and regain the confidence of our customers. Fortunately, we have made great strides in improving our service, which helps in both areas. New products continue to be introduced. Combined with our historic product strengths, this should bring us back to double-digit organic growth. Currently, the capacity of our operations exceeds US $200MM per quarter and I am confident the Company will reach these sales levels in a relatively short time.

/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer
August 3, 2000


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                                                       Second Quarterly Report
------------------------------------------------------------------------------
                                                         Consolidated earnings
                       In thousands of U.S. dollars, except per share amounts.
                                             (Unaudited) / Using Canadian GAAP

                                                     Three Months                    Six Months
For the period ended June 30,                      2000       1999               2000          1999
Sales                                          $167,231   $133,234           $336,589      $254,704
Cost of sales                                   126,513     96,711            257,630       183,304
-----------------------------------------------------------------------------------------------------
Gross profit                                    $40,718    $36,523            $78,959       $71,400
-----------------------------------------------------------------------------------------------------

Selling, general and
  administrative expenses                        17,891     15,959             37,923        32,057
Research and development                          1,409        766              2,734         1,579
Amortization of goodwill                          1,522      1,256              3,072         2,480
Financial expenses                                6,652      4,901             12,647        10,150
Gain on sale of interest in joint venture             -          -             (5,500)            -
-----------------------------------------------------------------------------------------------------
                                                $27,474    $22,882            $50,876       $46,266
-----------------------------------------------------------------------------------------------------

Earnings before income taxes                     13,244     13,641             28,083        25,134
Income taxes                                      3,707      3,957              7,862         7,289
-----------------------------------------------------------------------------------------------------
Net earnings for the period                      $9,537     $9,684            $20,221       $17,845
-----------------------------------------------------------------------------------------------------

Retained earnings
- beginning of period                            98,992     93,486             88,422        88,318
Premium on purchase
  for cancellation of common shares                   -          -               (114)            -
Dividend                                         (3,006)         -             (3,006)       (2,993)
-----------------------------------------------------------------------------------------------------
Retained earnings - end of period              $105,523   $103,170           $105,523      $103,170
----------------------------------------------------------------------------------------------------

       -
                                                     Three Months                     Six Months
Earnings per Share                                 2000       1999               2000          1999
Cdn GAAP-Basic - US$                              $0.34      $0.34              $0.72         $0.66
Cdn GAAP-Fully diluted - US$                      $0.32      $0.33              $0.68         $0.63
U.S. GAAP-Basic - US$                             $0.34      $0.34              $0.72         $0.66
U.S. GAAP-Fully diluted - US$                     $0.33      $0.34              $0.70         $0.64
-----------------------------------------------------------------------------------------------------
Cdn GAAP-Basic - CDN$                             $0.51      $0.51              $1.06         $0.99
Cdn GAAP-Fully diluted - CDN$                     $0.48      $0.49              $1.00         $0.94
-----------------------------------------------------------------------------------------------------

                                                     Three Months                     Six Months
Other data per Share                               2000       1999               2000          1999
Earnings Before Interest
  and Taxes (EBIT)                                $0.70      $0.66              $1.44         $1.31
Earnings Before Interest,
  Taxes, Depreciation and
  Amortization (EBITDA)                           $0.97      $0.92              $1.97         $1.85
-----------------------------------------------------------------------------------------------------

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

(bullet) risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

(bullet) actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

(bullet)  the Company's  ability to  successfully  integrate the  operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

(bullet) the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

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                                                         Second Quarterly Report
--------------------------------------------------------------------------------
                                                       Second Quarter Highlights


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Intertape Polymer GroupTM


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                                                         Second Quarterly Report
 -------------------------------------------------------------------------------
                                                         Consolidated cash flows
                                                   In thousands of U.S. dollars.
                                               (Unaudited) / Using Canadian GAAP

                                                           Three Months                 Six Months
For the period ended June 30,                          2000           1999           2000        1999
OPERATING ACTIVITIES

Net earnings for the period                           $9,537         $9,684        $20,221      $17,845
Non-cash items
  Depreciation and amortization                        7,554          7,418         15,069       14,686
  Deferred income taxes                                2,708          2,900          5,778        2,900
  Write-off of capital assets                              -              -          1,600            -
-------------------------------------------------------------------------------------------------------
Cash from operations before funding of changes
  in non-cash working capital items                   19,799         20,002         42,668       35,431
Changes in non-cash working capital items            (18,414)       (23,267)       (36,507)     (16,997)
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities                  $1,385        $(3,265)        $6,161      $18,434
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Net change in bank indebtedness                       20,019         (2,582)        (1,539)     (25,935)
Repayment of long-term debt                               50           (481)          (787)     (34,865)
Issue of common shares                                    43          1,369            125       78,803
Common shares purchased for cancellation                  -                -          (254)           -
Dividend paid                                        (3,006)               -        (3,006)      (2,993)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities                 $17,106        $(1,694)       $(5,461)     $15,010
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Capital assets (& construction in progress)          (12,546)       (12,084)       (20,416)     (27,531)
Proceeds on sale of capital assets                         -              -          4,254            -
Other assets                                            (866)        (4,728)        20,272      (10,071)
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities                $(13,412)      $(16,812)        $4,110     $(37,602)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash during the period          5,079        (21,771)         4,810       (4,158)
Effect of foreign currency translation adjustments    (1,230)         5,104           (961)       4,158
Cash position, beginning of period                         -         16,667              -            -
-------------------------------------------------------------------------------------------------------
Cash position, end of period                          $3,849       $      -         $3,849     $      -
-------------------------------------------------------------------------------------------------------

                                                     Intertape Polymer Group(TM)

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                                                         Second Quarterly Report
--------------------------------------------------------------------------------
                                                      Consolidated Balance Sheet
                                                   In thousands of U.S. dollars.
                                               (Unaudited) / Using Canadian GAAP

As at June 30,                                                         2000                    1999
Assets
Current assets
  Cash & short-term investments, at cost                               $3,849                $      -
  Receivables                                                         106,949                  84,112
  Other receivables                                                    15,055                  13,045
  Inventories                                                          84,799                  76,028
  Parts & Supplies                                                     10,301                   6,584
  Prepaids                                                              3,987                   3,273
  Future income tax assets                                             11,085                   8,198
-----------------------------------------------------------------------------------------------------
                                                                      236,025                 191,240

Capital assets (& construction in progress)                           352,488                 275,537
Other, at amortized cost                                                9,925                  29,706
Goodwill, at amortized cost                                           215,066                 173,141
-----------------------------------------------------------------------------------------------------
Total Assets                                                         $813,504                $669,624
-----------------------------------------------------------------------------------------------------
Liabilities

Current liabilities
  Bank indebtedness                                                   $51,271                $100,862
  Accounts payable and accrued liabilities                             69,607                  60,066
  Installments on long-term debt                                       10,152                   2,051
-----------------------------------------------------------------------------------------------------
                                                                      131,030                 162,979

Long-term debt                                                        326,682                 173,124
Other liabilities                                                      14,697                  10,417
Future income tax liabilities                                          42,903                  29,612
-----------------------------------------------------------------------------------------------------
Total Liabilities                                                    $515,312                $376,132
-----------------------------------------------------------------------------------------------------
Shareholders' Equity
  Capital Stock                                                      $185,145                $182,707
  Retained earnings                                                   105,523                 103,170
  Accumulated foreign currency translation                              7,524                   7,615
-----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                           $298,192                $293,492
-----------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                           $813,504                $669,624
-----------------------------------------------------------------------------------------------------

                                                                   Common Shares

                                                        Three Months                   Six Months
Average number of shares outstanding                 2000         1999             2000           1999
Canadian GAAP - Basic                            28,297,621     28,296,915       28,294,756   26,999,750
Canadian GAAP - Fully diluted                    31,140,412     30,636,098       30,968,313   29,292,267
U.S. GAAP - Basic                                28,297,621     28,296,915       28,294,756   26,999,750
U.S. GAAP - Fully diluted                        28,716,590     29,262,328       28,785,865   27,917,560

                                                     Intertape Polymer Group(TM)

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                            INFORMATION REQUEST FORM

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================================================================================

Please fax a copy of this page to:

         The Secretary-Treasurer
         Intertape Polymer Group Inc.
         (514) 731-5477

or write to us at:

         110E Montee de Liesse, Montreal,
         Quebec, Canada  H4T 1N4

or contact us via the internet:

         Web:     www.intertapepolymer.com
         E-mail:  itp$info@intertapeipg.com

Intertape Polymer GroupTM

                                                 Printed in Canada   8 - 00 - 8M